Exhibit 99.6

Vision Marine Signs Purchase Order with Boat Fix to Furnish Its Electric Powerboats and E-Motion Motors with Customized Telematics Devices and Monitoring Software

Montreal, Canada, January 28, 2021 – Vision Marine Technologies, Inc. (Nasdaq: VMAR) (“Vision” or the “Company”) a leader in transforming the boating market by designing and manufacturing environmentally friendly electric boats and propulsion systems, is pleased to announce that it has signed a purchase order with Boat Fix, Inc. (“Boat Fix”), a leading boat maintenance and tracking services provider, to outfit its electric powerboat fleet with Boat Fix’s customized telematics devices as well as a monitoring software application and customer support and services.

Based in Fairfield, CT, Boat Fix provides technology tools that empower any boat user to remotely access information about their boats, including 24/7 monitoring of essential functions, alarm response and mechanical support. The purchase order is the first step in a strategic alliance where Boat Fix will supply Vision with the devices and software for all boats produced by Vision as well as for its OEM customers purchasing Vision’s E-Motion propulsion system.

“In the realm of electric boat manufacturers, few companies offer the quality and performance of a Vision electric vessel,” said Alastair Crawford, Founder, Boat Fix. “One of the unique challenges of electric propulsion is that the charge remaining in the battery is dependent on speed and therefore, unlike a fuel gauge, it is hard to know how much range you have left. In addition to providing our standard vessel monitoring, we have created a solution that will make sure users have the runtime to get where they are going so, they can enjoy the quiet and serenity of an electric boat.”

Alex Mongeon, Co-Founder and Chief Executive Officer of Vision, stated, “Our purchase order with Boat Fix is just another step in the process of making our boats and propulsion systems the safest and best choice for customers. With the Boat Fix system installed on our products, boaters can enjoy a greater level of security and confidence in the water. For our OEM customers, we believe the increased control and oversight into their data will allow them to better manage their time and resources.”

About Boat Fix, Inc.

Founded nearly 30 years ago, Boat Fix, Inc. is headquartered in Connecticut, and operates in the US and the UK. The membership and monitoring services include 24/7 customer support, and continuous monitoring of essential boat functions, alarm response, GPS tracking and access to mechanical support. The services can be tracked and activated via a user-friendly app. To learn more, please visit BF’s website: http://www.boatfix.biz/.

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc., is committed to fighting the problem of waterway pollution by disrupting the boating industry through the introduction of the first fully electric 180hp integrated outboard powertrain system (“E-Motion”). E-Motion combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design and extensive control software. Our technologies used in this E-Motion powertrain system are designed to improve the efficiency of the outboard powertrain and, as a result, increase range and performance.

Vision also continues to design, innovate, manufacture, and sell a broad variety of handcrafted, environmentally friendly, electric powerboats to the recreational consumer. The design and technology applied to our boats results in far greater and enhanced performance, higher speeds, and longer range. Together, Vision’s electric powerboats and flagship E-motion propulsion system result in zero pollution, zero emission and a noiseless environment. Simply stated, a smoother and cleaner ride than traditional gasoline or diesel motorboats. For more information on the Company, please visit: https://visionmarinetechnologies.com

Forward-Looking Statements

The statements contained in this press release that are not historical facts are forward-looking statements. The forward-looking statements are subject to various risks, uncertainties, assumptions, or changes in circumstances that are different to predict or quantify. Actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are beyond Vision’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision’s filings with the SEC, including the Annual Report on the 20-F, as amended from time to time, under the caption “Risk Factors.” Any forward-looking statement in this press release speaks only as of the date of this release. Vision undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com

Company Contact:
Bruce Nurse
(800) 871-4274
bn@v-mti.com

Investor Relations Contact:
Gateway Investor Relations
Sean McGowan and Tom Colton
(949) 574-3860
VMAR@gatewayir.com